

March 29, 2012

Via E-mail
Daniel R. Gilbert
Chief Executive Officer and Chief Investment Officer
399 Park Avenue, 18th Floor
New York, NY 10022

Re: **NorthStar Senior Care Trust, Inc.**
            Amendment No. 3 to Registration Statement on Form S-11
            Filed March 8, 2012
            File No. 333-170802

Dear Mr. Gilbert:

     We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

NorthStar Senior Care Trust, Inc., page 6

1. We note your response to comment 2 from our letter dated September 20, 2011 regarding your expectation of asset allocations. Please clarify, if true, that up to 40% of your assets may consist of subordinate mortgages and mezzanine loans and revise your risk factor disclosure as applicable.

2. We note your response to comment 3 from our letter dated September 20, 2011 that you may originate and acquire debt and equity investments in health care facilities that provide government-funded services. Please revise to clarify the anticipated allocation of your debt and equity investments in health care facilities that provide government-funded services.

Cautionary Note Regarding Forward-Looking Statements, page 72

3. We note your reference to section 27A of the 1933 Securities Act and section 21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe

harbors. These sections apply to an issuer that is subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934. Please revise your disclosure regarding forward looking statements accordingly.

Certain Conflict Resolution Measures, page 100

4. We note your added disclosure on page 105 related to the fact that your sponsor has only approved your conflict-resolution policy for allocating investment opportunities through December 31, 2012. Please discuss the consequences of not renewing this policy and confirm that, if the policy is not renewed, that you have no other policy that governs the allocation of investment opportunities.

Market Overview and Opportunity, page 109

5. We note your discussion of the health care market. Please revise to update your sources of information as appropriate.

Prior Performance Summary, page 131

Overview of Our Sponsor, page 131

6. Please reconcile all amounts provided that relate to your sponsor to the annual report on Form 10-K filed by NorthStar Realty Finance Corp., Commission file number 1-32330, on February 17, 2012 and to disclosures elsewhere in your prospectus.

7. Please revise to include Table IV for NorthStar Real Estate Securities Opportunity Fund, L.P. or advise.

Distributions, page 171

8. We note your disclosure regarding your distribution support agreement. We further note the selected historical consolidated information presented relating to your sponsor's operations and the disclosure on page 132. Please revise to disclose in this section the amount of distributions paid by your sponsor to its shareholders or otherwise tell us how you have considered your sponsor's ability to fund its obligations under the distribution support agreement in light of its cash flow from operations and its distributions to shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Leslie H. Solomon, Esq.
        Alston & Bird LLP